February 8, 2012

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C.  20549

Re:	Carlisle Companies Incorporated
Form 10-K for the Fiscal Year ended December 31, 2010
Form 10-Q for the Fiscal Quarter ended September 30, 2011
File No. 1-9278

Dear Mr. Decker:

On behalf of Carlisle Companies Incorporated (the “Company”), and in accordance with our previous response, the following is the Company’s response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 7, 2012 with respect to the above-referenced filing.  The Company’s response to your comment is preceded by the text of the comment in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

Notes to the Financial Statements

Note 17 — Commitments and Contingencies, page 76

Litigation, page 77

1.              We note your response to comment two from our letter dated January 31, 2012.  You indicate that the ultimate outcome of the U.S. Immigration and Customs Enforcement Office of Investigations will not be material.  Please correspondingly clarify your disclosures to state, if true, that the ultimate outcome of other legal actions will not be material to your results of operations rather than stating that the ultimate outcome may have more than an inconsequential impact on your results of operations.  Please show us supplementally what your revised disclosure will look like.

Management Response:

In future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2011, the Company will revise its disclosures in a manner similar to the following:

From time-to-time the Company may be involved in various other legal actions arising in the normal course of business.  In the opinion of management, the ultimate outcome of such actions, either individually or in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations for a particular period or annual operating cash flows of the Company.

Please do not hesitate to call me at (704) 501-1106 with any questions regarding the foregoing.

Sincerely,

/s/ Steven J. Ford
Steven J. Ford
Vice President and Chief Financial Officer